UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Midstates Petroleum Company, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

59804T407

(CUSIP Number)

Andrew K. Schinder
Chief Compliance Officer
Avenue Capital Group
399 Park Avenue, 6th Floor
New York, NY 10022
(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Energy Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Energy Opportunities Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) GL Energy Opportunities Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 59804T407	13D

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 14, 2017 (the “Original Schedule 13D”) and Amendment No. 1 filed with the Securities and Exchange Commission on February 22, 2019 (“Amendment No. 1,” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”)  relates to shares of common stock (the “Shares”) of Midstates Petroleum Company, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 321 South Boston Avenue, Suite 1000, Tulsa, Oklahoma 74103.

Item 2. Identity and Background.

(a) The persons filing this Schedule 13D are: (i) Avenue Energy Opportunities Fund, L.P., a Delaware limited partnership (the “Fund”); (ii) Avenue Capital Management II, L.P., a Delaware limited partnership; (iii) Avenue Capital Management II GenPar, LLC, a Delaware limited liability company; (iv) Avenue Energy Opportunities Partners, LLC, a Delaware limited liability company; (v) GL Energy Opportunities Partners, LLC, a Delaware limited liability company; and (vi) Marc Lasry, a United States citizen (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.

(c) The Fund is an investment partnership. Avenue Energy Opportunities Partners, LLC is the general partner of the Fund. GL Energy Opportunities Partners, LLC is the managing member of Avenue Energy Opportunities Partners, LLC. Avenue Capital Management II, L.P. is the investment adviser to the Fund. Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P. Marc Lasry is the managing member of GL Energy Opportunities Partners, LLC and Avenue Capital Management II GenPar, LLC.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares reported in this Schedule 13D pursuant to the Plan (as defined in Item 4).

Item 4. Purpose of Transaction.

On May 5, 2019, the Issuer, Midstates Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and Amplify Energy Corp., a Delaware corporation (“Amplify”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for the merger of Merger Sub with and into Amplify, with Amplify surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”).

In connection with the Merger Agreement, on May 5, 2019, the Fund entered into a Voting and Support Agreement with Amplify (the “Voting and Support Agreement”). Pursuant to the Voting and Support Agreement, the Fund agreed to vote all of shares of Issuer common stock currently held by it, as well as any shares acquired after signing the Voting and Support Agreement, in favor of the Merger and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement. The Issuer Voting and Support Agreement will terminate upon the earliest of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) the occurrence of any material amendment to the Merger Agreement or any amendment to the Outside Date (as defined in the Merger Agreement) and (d) the mutual written agreement of Amplify and the Fund to terminate the Voting and Support Agreement. The Fund has also agreed not to transfer any shares of Issuer common stock currently held by it.

The foregoing summary of the Voting Support Agreement is not complete and is qualified in its entirety by the full text of the Voting and Support Agreement which is included as Exhibit 2 hereto and is incorporated herein by reference. In addition the foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 6, 2019 to, or with respect to potential changes in, the operations, management, organizational documents, Board composition, governance, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, utilization of significant assets, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets. Without limiting the foregoing, such plans or proposals may relate to or result in one or more of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to have discussions with all or some of the following: the Issuer’s management, board of directors, other shareholders and/or third parties, including, potential advisers, potential acquirers and financing sources, relating to the Issuer and the plans or proposals referenced above. The Reporting Persons intend to have such discussions to enhance shareholder value. The Reporting Persons may exchange information with the Issuer and any of the above-referenced parties pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Schedule 13D relates is 2,561,375. Such aggregate number of Shares represents 12.5% of the common stock of the Issuer. The percentage reported in this Schedule 13D is calculated based upon 20,413,835 Shares outstanding as of March 11, 2019 as disclosed by the Issuer on its Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 14, 2019.

(b) The Reporting Persons share the power to vote or to direct the vote and share the power to dispose or to direct the disposition of 2,561,375 Shares.

(c) Except as disclosed in Item 4, no other transactions in the Shares were effected during the past sixty days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
Exhibit 2	Voting and Support Agreement, dated as of May 5, 2019 (incorporated by reference as Exhibit 10.2 to Amplify’s Form 8-K filed by Amplify with the Securities and Exchange Commission on May 6, 2019).
Exhibit 24.1	Power of Attorney of Marc Lasry, dated January 28, 2019 (incorporated by reference to Exhibit 24.1 to Amendment No. 1. filed with the Securities and Exchange Commission on February 22, 2019).
Exhibit 99.1
Joint Filing Agreement by and among the Reporting Persons dated February 22, 2019 (incorporated by reference to Exhibit 99.1 to Amendment No. 1. filed with the Securities and Exchange Commission on February 22, 2019)

CUSIP No. 59804T407	13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2019

AVENUE ENERGY OPPORTUNITIES FUND, L.P.

By: Avenue Energy Opportunities Partners, LLC, its general partner

	By:	GL Energy Opportunities Partners, LLC, its managing member

		By:	/s/ Andrew K. Schinder as attorney-in-fact
		Name:	Marc Lasry
		Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

	By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE ENERGY OPPORTUNITIES PARTNERS, LLC

By:	GL Energy Opportunities Partners, LLC, its managing member

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

CUSIP No. 59804T407	13D

GL ENERGY OPPORTUNITIES PARTNERS, LLC

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

MARC LASRY

/s/ Andrew K. Schinder as attorney-in-fact